Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

MONIQUE GOLD PROJECT ATTAINS COMMERCIAL PRODUCTION; 43-101 REPORT FILED ON SEDAR

MONTREAL, Quebec, Canada, October 4, 2013 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce that the Monique Gold Project (“Monique” or “Monique Mine”) has successfully completed the three month pre-production phase and commercial production was declared on October 1, 2013. Monique is expected to produce 4,500 ounces of commercial gold production for the Corporation during the fourth quarter of 2013, and has an estimated life of mine (“LOM”) commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of CAN$904.

Monique is an open-pit operation located 25 km east of Val-d’Or, Quebec, and approximately 50 km from the Corporation’s Camflo Mill in Malartic, Quebec. As of July 1, 2013, Monique had open-pit Proven and Probable Reserves of 485,737 tonnes, grading 2.29 g/t for 35,698 ounces, as detailed in the table below. A 43-101 technical report for Monique’s Mineral Reserve estimate, published July 31, 2013, was filed on SEDAR (www.sedar.com) on September 13, 2013.

TABLE 1
MONIQUE MINE RESERVES AND RESOURCES ESTIMATE(1)
	July 1, 2013			December 31, 2012(3)
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Open-Pit Reserves(2)
Proven Reserves	23,488	2.26	1,707	-	-	-
Probable Reserves	462,249	2.29	33,991	-	-	-

Total Proven + Probable	485,737	2.29	35,698	-	-	-

Resources(4)
Indicated Resources	107,531	4.88	16,858	728,164	2.35	55,112
Inferred Resources	-	-	-	11,605	0.97	362

[1]	Resources presented are exclusive of reserves.
[2]	Open-pit Reserves are based on a pit design established in 2012, and are calculated using a gold price of US$1,400/oz and an exchange rate of 1.00. To reflect the current gold price environment, the cut-off grade was increased to 0.85 g/t Au from 0.65 g/t Au previously.
[3]	Open pit Resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00.
[4]	Indicated Resources established as of July 1, 2013 are underground, directly beneath the open-pit.

Paul Carmel, President and CEO of Richmont commented: “We are pleased to be able to announce the commencement of commercial production at Monique. The addition of 22,500 tonnes per month from this asset will translate into efficiency improvements and lower unit cost levels at our Camflo Mill, which is currently operating at full capacity with material from our Beaufor, W Zone and Monique operations.”

MONIQUE GOLD PROJECT ATTAINS COMMERCIAL PRODUCTION; 43-101 REPORT FILED ON SEDAR
October 4, 2013

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec, and recently began producing at the Monique Mine in Quebec. The Corporation is also advancing the W Zone project in Quebec as well as the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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